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                                     May 9, 1997


Board of Directors
Dynamics Corporation of America
475 Steamboat Road
Greenwich, Connecticut 06830-7197

Members of the Board:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the Common Stock, par value $0.10 per share (the "Shares"), of Dynamics Corporation of America (the "Company") of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of May 9, 1997 (the "Merger Agreement"), among the Company, CTS Corporation ("CTS") and a wholly owned subsidiary of CTS ("Sub"). The Merger Agreement provides for, among other things, a cash tender offer by Sub to acquire up to 49.9% of the issued and outstanding Shares at a price of $55 per Share (the "Tender Offer"), and for a merger of the Company with and into Sub (the "Merger" and, together with the Tender Offer, the "Transaction"), pursuant to which each outstanding Share not owned directly or indirectly by CTS, Sub or the Company will be converted into 0.88 shares of common stock, without par value, of CTS ("CTS Common Stock"). Pursuant to the Merger Agreement, the Merger may be consummated, at the election of CTS and Sub, in certain circumstances if no Shares are purchased in the Tender Offer. The shares of CTS Common Stock issuable in the Merger and, in the event Shares are purchased in the Tender Offer, the cash price paid for such shares, are referred to collectively as the "Consideration".

     In connection with rendering our opinion, we have reviewed the Merger Agreement. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company and CTS for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and CTS and provided to us for purposes of our analysis, and we have met with the managements of the Company and CTS to review and discuss such information and, among other matters, the Company's and CTS' respective businesses, operations, assets, financial condition and future prospects.

     We have reviewed and considered certain financial and stock market data relating to the Company and CTS, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company and CTS or one or more of their respective businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions which we believe to be reasonably comparable to the


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Board of Directors of Dynamics Corporation of America
May 9, 1997
Page 2


Transaction or otherwise relevant to our inquiry. We have also performed such other studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us and we have assumed, with your consent, that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's and CTS' management, and we express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company or CTS, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company or CTS, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company or CTS, and no such independent valuation or appraisal was provided to us. We have assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification. We have also assumed that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof. In rendering this opinion, we are not expressing any opinion as to the price at which the shares of CTS Common Stock will actually trade at any time, or the market value of the Consideration that the Company's shareholders will receive upon consummation of the Transaction.

     It should be noted that in the context of our current engagement by the Company, at the direction of the Company, we have not solicited alternative offers for the Company or its assets, although we have (with the Company's permission) engaged in preliminary discussions with one company (other than CTS and WHX Corporation ("WHX")). Today such company delivered a written proposal to the Company to acquire all of the outstanding Shares for $54 per Share in cash, subject to certain conditions, including the negotiation of a mutually satisfactory merger agreement.

     We are acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a major portion of which is contingent upon the consummation of the Transaction.

     Our opinion addresses only the fairness from a financial point of view to the shareholders of the Company of the Consideration to be received by such shareholders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement.


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Board of Directors of Dynamics Corporation of America
May 9, 1997
Page 3


     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction, and except for inclusion in its entirety in the Company's Schedule 14D-9 relating to the tender offer by WHX for any and all of the Shares, the Company's Schedule 14D-9 relating to the Tender Offer and any proxy statement of the Company relating to the Merger, may not be quoted, used or reproduced for any other purpose without our prior written consent. This opinion does not constitute a recommendation to any shareholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any shareholder as such.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof the Consideration to be received by the shareholders of the Company pursuant to the Merger Agreement is fair to the shareholders of the Company from a financial point of view.

                                   Very truly yours,

                                   /s/ WASSERSTEIN PERELLA & CO., INC.



                                   WASSERSTEIN PERELLA & CO., INC.